Exhibit 21.1

Jurisdiction of
Name	Organization
ROI DEV Canada Inc.	Canada
9497846 Canada Inc.	Canada
ROI Land Investments FZ	United Arab Emirates
ROI Land Investments Swiss AG	Switzerland
ROI Securitisation SA	Luxembourg